

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

<u>Via E-mail</u>
Mr. Charles F. Serianni, Executive VP and CFO
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

> **Re: Republic Services, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 23, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2015**
> **File No. 1-14267**

Dear Mr. Serianni:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Setting Robust Performance Targets, page 35</u>

1.   In this section you discuss what the compensation committee considered in setting performance targets for the annual bonus plan and the long term incentive plan, and you provide the actual performance targets for the annual bonus plan (earnings per share or EPS and free cash flow or FCF). With regard to the EPS measure, we note that you have narrative disclosure comparing your EPS under GAAP ($1.53 per share) with an adjusted diluted EPS ($1.96 per share). However, neither of these appears to be the actual EPS measure that you used to determine payments under the annual bonus plan ($1.57 per share). Notwithstanding your cross references to MD&A for further information about why and how you use adjusted diluted EPS, please ensure in future filings that your compensation discussion and analysis contains the compensation committee's rationale for use of the actual performance measures that were used to determine compensation.

Annual Cash Bonus, page 45

2.   We believe that the tables on page 46 illustrate the percentages of bonus opportunity of your named executive officers or NEOs that they would earn under different levels of achievement of the FCF and EPS targets set by the compensation committee. Because you exceeded the target for FCF and did not reach the threshold for EPS, we understand that your NEOs were entitled to a bonus of 50% of their bonus opportunity for 2014. The table on page 47 illustrates the actual bonus payout as a percentage of salary for each NEO, but it is not clear what "performance levels" this table refers to or how they are measured, given that you have already described the company's performance on the FCF and EPS measures on page 46. Please tell us supplementally what the "performance levels" in the table on page 46 are, and clarify how these tables work together to illustrate the payout as a percentage of salary that each NEO received in 2014.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728, Pamela A. Long, Assistant Director, at (202) 551-3765 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief